

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Andrew Kucharchuk
Chief Financial Officer
OncBioMune Pharmaceuticals, Inc
8000 Innovation Park Dr.
Baton Rouge, LA 70820

> **Re: OncBioMune Pharmaceuticals, Inc**
> **Form 8-K for the period ended June 5, 2020**
> **Filed June 11, 2020**
> **File No: 0-52218**

Dear Mr. Kucharchuk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences